SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            _______________________

                                  Schedule TO
                               (Amendment No. 3)

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                            _______________________

                                  Orbitz, Inc.
                       (Name of Subject Company (issuer))

                       Robertson Acquisition Corporation
                              Cendant Corporation
                      (Name of Filing Persons (Offerors))

                Class A Common Stock, par value $.001 per Share
                       (Titles of Classes of Securities)

                                  68556Y 10 0
                     (CUSIP Number of Class of Securities)

                             James E. Buckman, Esq.
                       Vice Chairman and General Counsel
                              Cendant Corporation
                               9 West 57th Street
                            New York, New York 10019
                                 (212) 413-1800
            (Name, address and telephone number of person authorized
     to receive notices and communications on behalf of the filing person)

                                   Copies to:
              David Fox, Esq.                             Eric J. Bock
  Skadden, Arps, Slate, Meagher & Flom LLP       Executive Vice President - Law
             Four Times Square                      and Corporate Secretary
          New York, New York 10036                   Cendant Corporation
               (212) 735-3000                         9 West 57th Street
                                                   New York, New York 10019
                                                       (212) 413-1800

                           CALCULATION OF FILING FEE

     Transaction Valuation*                         Amount of Filing Fee**

         $1,233,135,134                                    $156,239


* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 14,356,179 shares of class A common stock of Orbitz, Inc. at the tender offer price of $27.50 per share of class A common stock. The transaction value also assumes the purchase of 27,173,461 shares of class B common stock of Orbitz, Inc. at the tender offer price of $27.50 per share of class B common stock. The transaction value also includes the offer price of $27.50 less $12.62, which is the average exercise price of outstanding options, multiplied by 6,120,298, the estimated number of options outstanding.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Fee Rate Advisory No. 3 for fiscal year 2005, equals $126.70 per million of transaction value, or $156,239.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $156,239           Filing Party: Cendant Corporation
Form or Registration No. Schedule TO-T      Date Filed:   October 6, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     |X|          third-party tender offer subject to Rule 14d-1.
     [ ]          issuer tender offer subject to Rule 13e-4.
     [ ]          going-private transaction subject to Rule 13e-3.
     [ ]          amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

         This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (the "Statement"), originally filed with the Securities and Exchange Commission (the "Commission") on October 6, 2004, by Robertson Acquisition Corporation, a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of Cendant Corporation, a Delaware corporation ("Cendant"), and Cendant, relating to tender offers (the "Offers") by the Purchaser to purchase all outstanding shares of class A common stock, par value $.001 per share (the "Class A Common Stock"), and all outstanding shares of class B common stock, par value $.001 per share (the "Class B Common Stock"), of Orbitz, Inc., a Delaware corporation ("Orbitz" or the "Company"), for a purchase price of $27.50 per share (the "Shares"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 6, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Item 8.   Interest in the Securities of the Subject Company.
-----------------------------------------------------------


Item 11.  Additional Information.
--------------------------------

         Items 8 and 11 of the Statement are hereby amended and supplemented to add to the end thereof the following:

         "The Offers expired at 12:00 midnight, New York City time, on Wednesday, November 10, 2004. According to Mellon Investor Services LLC, which is serving as the Depositary in connection with the Offers, as of the expiration of the Offers on November 10, 2004, more than 90% of the issued and outstanding shares of Class A Common Stock and all of the issued and outstanding shares of Class B Common Stock were validly tendered and not withdrawn pursuant to the Offers. The Purchaser has accepted for purchase and payment all Shares validly tendered and not withdrawn pursuant to the Offers. On November 11, 2004, Cendant issued a press release announcing the results of the Offers, a copy of which is attached hereto as Exhibit (a)(1)(K) and is incorporated herein by reference."

Item 12.  Exhibits.
------------------

         Item 12 of the Statement is hereby amended and supplemented to add the following:

         "(a)(1)(K) Press Release issued by Cendant, dated November 11, 2004."

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           ROBERTSON ACQUISITION CORPORATION

                                           By:    /s/ Eric J. Bock
                                                 -----------------------------
                                           Name:  Eric J. Bock
                                           Title: Executive Vice President,
                                                  Secretary and Director


                                           CENDANT CORPORATION

                                           By:    /s/ Eric J. Bock
                                                 -----------------------------
                                           Name:  Eric J. Bock
                                           Title: Executive Vice President -
                                                  Law and Corporate Secretary




Dated: November 12, 2004